SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

OLD MUTUAL INSURANCE SERIES FUND

Exact Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Denver and the State of Colorado on the 28th day of November, 2006.

Old Mutual Insurance Series Fund

By:	/s/ Julian F. Sluyters
Julian F. Sluyters
President and Principal Executive Officer

Attest:	/s/ Andra C. Ozols
Andra C. Ozols
Vice President and Secretary